Filed by HSBC Holdings plc
Pursuant to Rule 425 under the Securities Act of 1933

Exchange Act File No.: 001 08198
Subject Company: Household International, Inc.

On November 14, 2002, HSBC Holdings plc and Household International, Inc. held a meeting for the investment community to discuss the acquisition by HSBC of Household. A copy of the slides shown at the meeting follows.

Forward Looking Statements This presentation may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition including the difficulties integrating systems, operational functions and cultures, and other risk factors detailed in HSBC's and Household's respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward-looking statement to reflect events or circumstances after the date of this announcement. Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in the announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by either company at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/or Household by contacting Household, Attention Craig Streem, Investor Relations. HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

Strategic Rationale Bringing together one of the world's top asset generators with one of the world's top deposit gatherers Significant geographic and business line diversification Stable and lower cost funding for Household with enhanced market access Meaningful opportunities to broaden the product range available to both retail and commercial customers International roll-out of Household's business model Leveraging Household's strong marketing, credit management and technology skills

Creating a Financial Services Franchise Balanced between North America, Europe and Asia Strategic Fit Consumer focused asset generator Human Fit Shared vision for the future Technology Fit Complementary platforms and approach Ease of Integration Management continuity and branding to be preserved EPS Accretion Yes and risk adjusted value enhancing Manageable Risk Careful consideration of business model and controls Criteria Key Points

Overview of HSBC

HSBC Established in 1865 Headquartered in the United Kingdom Over 7,000 offices in 81 countries World's 3rd largest financial institution by market capitalisation (US$107bn) 190,000 shareholders in over 100 countries and territories Stock listed on London, New York, Hong Kong and Paris exchanges US$51bn of shareholders' funds; Pre-tax cash profits* of US$5.5bn for the first six months of 2002 * Cash basis pre-tax profits are derived by adjusting reported pre-tax profits to eliminate the impact of the amortisation of goodwill arising from acquisitions.

HSBC's Geographic and Business Mix * Cash basis pre-tax profits for the six months ended 30 June 2002. Personal Financial Services 34 Commercial Banking 27 Corporate, I-Banking and Marketing 35 Private Banking 4 CIBM 36% Commercial Banking 28% Personal Financial Services 34% Private Banking 4% Europe 40 Asia 47 North America 12 Latin America 1 Europe 40% Asia 47% North America 12% Geographic Mix* Business Mix* Latin America 1%

Operating profit before provisions, excluding goodwill amortisation as % of average risk- weighted assets BDD % ARWA OPBP / RWA 1993 0.98 2.06 1994 0.22 2.24 1995 0.31 2.5 1996 0.25 2.86 1997 0.36 2.69 1998 0.88 2.15 1999 0.7 2.56 2000 0.26 2.78 2001 0.52 2.38 1H 02 0.36 2.67 HSBC's Operating Margin Bad debt charge as % of average risk weighted assets

Characteristics of HSBC's Business Model Customer driven approach organised around customer segments Fair pricing and product choice underpin customer service Differentiation through home grown information systems Leveraging internationality through multiple channels Conservative and thrifty Collective management character based on long-term careers

HSBC's Presence in the U.S. Long history in the United States First agency in San Francisco in 1865 Acquired Marine Midland in 1980 Acquired Republic New York Corporation in 1999 Strong U.S. banking franchise 11th largest U.S. bank 423 branches nationwide (plus 15 in Panama) Total U.S. assets of US$90bn Total U.S. deposits US$56bn HSBC USA is AA- rated

Overview of Household

Household Established in 1878 Recognised leader in U.S. consumer lending Leading market share in all businesses Leading brand names in consumer finance Profitable and growing credit card businesses - private label and bank card Extensive customer base and distribution network 53+ million customers across the entire United States Nationwide branch network, direct mail and e-commerce Significant distribution through alliances and business partnerships Consistent financial performance US$1.8bn of after-tax profits in 2001 US$1.2bn of after-tax profits for the first nine months of 2002 after absorbing US$333m charge Disciplined and sustainable asset growth Strong margins and returns on a total and risk-adjusted basis Leads "Best Practices" in consumer finance

Household's Receivables by Type First Mortgage- Correspondent 18 First Mortgage - Branch 22 Second Mortgages 8 Personal Non-Credit Card 18 MasterCard/Visa 16 Private Label 13 Auto 7 First Mortgages Correspondent 16% Second Mortgages 8% First Mortgages Branch 22% Personal Non-Credit Card 18% MasterCard/Visa Bank Card 16% Private Label Credit Card 13% Auto 7% US$105.5 Billion Note: As of 30 June 2002. Receivables are on a managed basis.

Household's Customer Base Note: Based on outstanding managed receivables as of 30 June 2002. * U.S. real estate secured loan customers ** Auto finance customers Prime 0.63 Near Prime 0.17 Subprime 0.197 Prime 63% Subprime 20% Near Prime 17% Average age between 40 - 50 Average household income between US$45,000 and US$60,000 Average home value* between US$120,000 - US$175,000 Average auto value** between US$12,000 - US$15,000 Household's 53 million customers have the following characteristics:

Household's Core Customer is the Middle Income Market Customers can be classified as Prime, Near Prime and Subprime Probability of Default: Determined by the credit score. General bands are as follows: Low: >660 Medium: 580-660 High: <580 Expected loss given default: What percent of the loan is at risk given default Low: <25% Medium: 25% to 75% High: >75% Low Medium High Low Medium High Credit Card - GM Credit Card - UP Private Label Real Estate Secured - 1st Lien Real Estate Secured - 2nd Lien PHL; Credit Card - Household Bank PROBABILITY OF DEFAULT EXPECTED LOSS GIVEN DEFAULT Auto Subprime credit card Branch unsecured

Household's Distribution Channels Internet 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 1 1 1 1 1 1 1 1 Alliance Relationships Telesales Direct Mail Retail Merchants Branch Offices Tax Preparation Services Auto Dealerships Corres- pondents Varied Distribution Channels Internet

Midwest (U.S. Population 23%) Mortgage** 21% Consumer Finance 22% Bank Card 26% Private Label CC 19% Auto 17% Mid Atlantic (U.S. Population 13%) Mortgage** 10% Consumer Finance 17% Bank Card 14% Private Label CC 12% Auto 15% California (U.S. Population 12%) Mortgage** 17% Consumer Finance 16% Bank Card 14% Private Label CC 13% Auto 14% Southwest (U.S. Population 14%) Mortgage** 11% Consumer Finance 8% Bank Card 11% Private Label CC 16% Auto 18% Southeast (U.S. Population 19%) Mortgage** 24% Consumer Finance 15% Bank Card 12% Private Label CC 25% Auto 29% Household's Consumer Lending Franchise* West (U.S. Population 8%) Mortgage** 10% Consumer Finance 10% Bank Card 7% Private Label CC 6% Auto 4% * Represents % distribution of managed receivables as of 31 December 2001. ** Mortgages originated through correspondent channels. Nationwide Coverage and Well Diversified Northeast (U.S. Population 11%) Mortgage** 7% Consumer Finance 12% Bank Card 16% Private Label CC 9% Auto 3%

Characteristics of Household's Business Model Centralised approach to business Sales skills and culture Partnering skills and culture Low cost producer "Best in Class" technology Strong marketing and credit management analytics

Opportunities

Creates a Balanced Worldwide Portfolio Europe 40 Asia 47 North America 12 Latin America 1 Europe 46 Asia 34 North America 19 Latin America 1 Europe 32 Asia 37 North America 30 Latin America 1 Europe 40 Asia 29 North America 30 Latin America 1 HSBC with Household North America 12% Latin America 1% Latin America 1% Latin America 1% Latin America 1% Managed Assets Cash Basis Pre-Tax Profits Note: As of or for the six months ended 30 June 2002. Asia 47%

Significantly Expands Consumer Franchise Personal Financial Services 34 Commercial Banking 28 CIBM 36 Private Banking 4 HSBC with Household Managed Loans/Receivables Cash Basis Pre-tax Profits Commercial Banking 28% Personal Financial Services 34% PFS 37 Commerical 26 CIBM 33 Private Banking 4 PFS 43 Commercial 23 CIBM 30 Private Banking 4 PFS 52 Commerical 20 CIBM 25 Private Banking 3 CIBM 36% Private Banking 4% Commercial Banking 21% Personal Financial Services 49% CIBM 28% Private Banking 3% Commercial Banking 26% Personal Financial Services 37% CIBM 33% Private Banking 4% Commercial Banking 20% Personal Financial Services 52% CIBM 25% Private Banking 3% Note: As of or for the six months ended 30 June 2002.

Opportunities for Cost Synergies Lower cost funding Cost benefits from consolidating HSBC's NAFTA card processing requirements, currently outsourced, into Household Technology Administrative

Additional Business Opportunities Capture valuable customer business that falls below HSBC's or above Household's natural franchise Market prime products through Household origination channels and non-prime products to HSBC's deposit customers falling below HSBC's credit origination preferences Migrating customers into HSBC as their financial circumstance evolve Link Household's Hispanic customer base with HSBC's Mexican banking network for remittance services Link HSBC's Mexican banking network with Household's consumer finance capabilities to serve qualifying emigrants Note: HSBC's Mexican network is dependent upon the successful completion of its acquisition of Grupo Financiero Bital SA de CV.

Transform Household's Store Card Business US$13.5bn in Household receivables Capitalise on HSBC's stronger brand for B-to-B business capture Leverage Household's partnering skills in its private label card business with HSBC's merchant acquiring, trade finance and retailer lending business to maximise sales opportunities

Complementary Technology Platforms "Best in Class" technology in both organisations Compatible systems architectures allow for cost savings through consolidation and common purchasing Significant scalability in volume allows for low-cost expansion across wider geographic markets particularly in credit card Household's marketing database management and credit scoring capability at the forefront of global practice to be rolled out through HSBC

Risks

Sales Practice Settlement In October Household reached a preliminary nationwide settlement with state agencies regarding its branch sales practices Established US$484 million fund to assist qualifying customers The settlement, which is on track to be finalized by year-end, will resolve regulatory concerns without significantly impacting Household's economic model The agreement should significantly reduce Household's risk of related civil litigation liability

Setting the Standard for Consumer Lending Further refinement and implementation of "Best Practices" Introduction of innovative monitoring and compliance program Industry leading disclosures to customers We will continue to strengthen practices together Competitive advantage as industry evolves and consolidates

Credit Risk Mitigation Move towards lower risk secured business Increase in real-estate secured from 31% to 46% of total portfolio from 1997 to 2002 respectively 83% of the real estate secured portfolio is 1st lien versus 65% in 1997 1997 2002 Unsecured 0.69 0.54 Real Estate Secured 0.31 0.46 Managed Receivables Diversification

Credit Risk Mitigation Tightened underwriting policy criteria Tightened lending authority and exception policies Strengthened portfolio management Dramatically increased the number of collectors

Transaction Overview

Transaction Overview Fixed Exchange Ratio: 2.675 HSBC shares or 0.535 ADSs for each Household share Structure: Tax-free stock-for-stock exchange Total Equity Value*: US$14.2 billion Earnings Impact: Accretive to 2003 EPS Expected Close: First quarter 2003 Required Approvals: Regulatory Household and HSBC shareholders *Based on HSBC's closing price of £7.07 on 13 November 2002.

Pro Forma Impact Assets Cash 5,561 347 5,908 Items in course of collection 5,894 - 5,894 Treasury bills and debt securities 192,047 8,229 200,276 Loans & advances to banks 100,965 - 100,965 Liquid assets 304,467 8,576 313,043 Loans and advances to customers 342,057 104,456 446,513 (includes receivables serviced with limited recourse - 22,323 ) Total assets (excl HK notes) 737,349 119,129 856,478 (includes receivables serviced with limited recourse - 22,323 ) (excludes Hong Kong certificates of indebtedness 8,986 - ) Deposits from banks 61,455 - 61,455 Customer accounts 470,778 5,612 476,390 Other funding and subordinated liabilities 44,399 99,191 143,590 (includes funding relating to receivables serviced with limited recourse - 22,323 ) Total funding 576,632 104,803 681,435 (US$ in millions) HSBC Household Pro Forma

Maintain Substantial Loss Cushion (US$ in billions) Note. First six months of 2002 annualised. Cash Pre-tax Profits Before Provisions Credit Provisions East 20.4 6.7 Cash Pre-tax Profits Before Provisions Credit Provisions East 12 1.4 HSBC Pro Forma

Liquidity and Capital Remain Strong Gross Loans / Customer Deposits (%) HSBC 0.744 HSBC Pro Forma* 0.957 Bank of America 0.944 Citigroup 1.021 Chase 0.722 RBS 1.046 Deutsche Bank 0.714 Tier 1 Ratio 9.7%** 8.1% 9.2% 7.4% 8.5%*** * Based on Household's managed receivables. ** As published by HSBC. *** Assumes the successful completion of Household transaction and acquisition of Grupo Financiero Bital SA de CV. Note: As of 30 June 2002.

Summary Bringing together one of the world's top asset generators with one of the world's top deposit gatherers Further balances HSBC's earnings, geographic profile, business and product mix Provides significant opportunities for cost, funding and revenue synergies Demonstrable technology and human capital fit Setting the standards in consumer lending Risks are understood and manageable Accretive to HSBC's 2003 EPS

Pro Forma Financial Figures The pro forma financial figures in this presentation are presented for illustrative purposes only and have been prepared by aggregating financial information as at or for the six months ended 30 June 2002 of HSBC (prepared on a UK GAAP basis) with that of Household (prepared on a US GAAP basis). Financial information prepared in accordance with US GAAP may differ in certain significant respects from such information prepared in accordance with UK GAAP and the pro forma financial figures presented might therefore be materially different if Household's financial information had been presented in accordance with UK GAAP.

Forward Looking Statements This presentation may contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbour provisions of the US federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as changes in economic and market conditions, changes in interest rates and foreign exchange rates, changes in law, governmental policy and regulation, the effects of competition, the ability of HSBC and Household to adequately identify and manage the risks they face, changes resulting from the proposed acquisition including the difficulties integrating systems, operational functions and cultures, and other risk factors detailed in HSBC's and Household's respective reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither HSBC nor Household undertake any obligation to publicly release any revisions to these forward-looking statement to reflect events or circumstances after the date of this announcement. Investors and security holders are advised to read the prospectus regarding the business combinations transaction referenced in the announcement, when it becomes available, because it will contain important information. The HSBC prospectus will also constitute the Household proxy statement and will be filed with the Securities and Exchange Commission by both companies. Household shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by either company at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and other documents may also be obtained from HSBC by contacting HSBC, Attention Patrick McGuinness, Investor Relations and/or Household by contacting Household, Attention Craig Streem, Investor Relations. HSBC and Household and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Household shareholders in favour of the acquisition. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

Cautionary statement This presentation is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 or (iii) are outside the United Kingdom. Nothing in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion contained in the Financial Services and Markets Act 2000.